FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 6 DATED OCTOBER 10, 2014

TO THE PROSPECTUS DATED FEBRUARY 6, 2014

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated February 6, 2014, Supplement No. 2 dated May 5, 2014 and Supplement No. 5 dated August 20, 2014. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering;

•	information regarding cash distributions recently declared;

•	updated risk factors regarding this offering and our corporate structure and conflicts of interest; and

•	information regarding an amendment to our advisory agreement.

Status of the Offering

We commenced this initial public offering of shares of our common stock on February 6, 2014. As of October 9, 2014, we had accepted aggregate gross offering proceeds of approximately $18.6 million related to the sale of approximately 1.9 million shares of common stock, including shares sold pursuant to our distribution reinvestment plan. As of October 9, 2014, approximately 98.1 million shares of our common stock remain available for sale in our primary offering, and approximately 9.9 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

We have broken escrow with respect to subscriptions received from all states except Ohio, which has a minimum offering amount of $20 million, and Pennsylvania, which has a minimum offering amount of $50 million. Until we have raised the respective minimum offering amounts for Ohio and Pennsylvania, Ohio and Pennsylvania investors should continue to make their checks payable to “UMB Bank, NA, as Escrow Agent for Resource Real Estate Opportunity REIT II, Inc.”

Cash Distributions Declared

On October 6, 2014, our board of directors authorized cash distributions to the stockholders of record at the close of business each day in the period commencing October 6, 2014 through and including October 30, 2014. The declared distributions will equal a daily amount of $0.00082192 per share of common stock. We expect to pay these distributions on October 31, 2014. Distributions will be paid in cash or, for investors enrolled in our distribution reinvestment plan, reinvested in additional shares of common stock.

Risk Related to This Offering and Our Corporate Structure

The following risk factor supersedes and replaces the applicable risk factor included in the prospectus under the heading “Risk Factors – Risks Related to this Offering and Our Corporate Structure.”

If we internalize our management functions, we could incur significant costs associated with being self-managed and may not be able to retain or replace key personnel; and we may have increased exposure to litigation as a result of internalizing our management functions.

We may internalize management functions provided by our advisor, our property manager and their respective affiliates by acquiring assets and personnel from our advisor, our property manager or their affiliates. In the event we were to acquire our advisor or our property manager, we cannot be sure of the terms relating to any such acquisition.

We would no longer bear the costs of the various fees and expenses we expect to pay to our advisor and to our property manager under their respective agreements; however, our direct expenses would include general and administrative costs, including legal, accounting, and other expenses related to corporate governance, SEC reporting and compliance. We would also incur the compensation and benefits costs of our officers and other employees and consultants that are now paid by our advisor, our property manager or their affiliates. We cannot reasonably estimate the amount of fees to our advisor, property manager and other affiliates we would save, and the costs we would incur, if we acquired these entities. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our advisor, our property manager and their affiliates, our net income per share and funds from operations per share would be lower than they otherwise would have been had we not acquired these entities, potentially decreasing the amount of funds available for distribution.

Additionally, if we internalize our management functions, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers’ disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. Also, there can be no assurances that we will be successful in retaining key personnel at our advisor or property manager in the event of an internalization transaction. In addition, we could have difficulty integrating the functions currently performed by our advisor, our property manager and their affiliates. Currently, the officers and employees of our advisor, our property manager, and their affiliates perform asset management, property management, and general and administrative functions, including accounting and financial reporting, for multiple entities. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring additional costs and/or experiencing deficiencies in our disclosures controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs and our management’s attention could be diverted from effectively managing our properties and overseeing other real estate-related assets.

In addition, in recent years, internalization transactions have been the subject of stockholder litigation. Stockholder litigation can be costly and time-consuming, and there can be no assurance that any litigation expenses we might incur would not be significant or that the outcome of litigation would be favorable to us. Any amounts we are required to expend defending any such litigation will reduce the amount of funds available for investment by us in properties or other investments.

Risk Related to Conflicts of Interest

The following risk factor supplements the risk factors included in the prospectus under the heading “Risk Factors – Risks Related to Conflicts of Interest.”

Because we rely on affiliates of Resource Real Estate for the provision of advisory, property management and dealer manager services, if Resource Real Estate is unable to meet its obligations we may be required to find alternative providers of these services, which could result in a significant and costly disruption of our business.

Resource Real Estate, through one or more of its subsidiaries, owns and controls our advisor, our property manager and our dealer manager. The operations of our advisor, our property manager and our dealer manager rely substantially on Resource Real Estate. In the event that Resource Real Estate becomes unable to meet its obligations as they become due, we might be required to find alternative service providers, which could result in a significant disruption of our business and would likely adversely affect the value of your investment in us. Further, given the non-solicitation agreement we have with our advisor, it would be difficult for us to utilize any current employees that provide services to us.

Advisory Agreement Amendment

The following disclosure supplements and replaces, as applicable, all disclosure in the prospectus related to the payment of consideration to our advisor in connection with the internalization of our management.

On October 6, 2014, we amended our advisory agreement to provide that, in the event our board of directors determines to pursue an acquisition of our advisor or any of its affiliates in connection with internalizing our management, we will not enter into such a transaction unless our advisor agrees to proceed with the transaction without the payment of any internalization fee or other consideration by us, whether in the form of a cash payment or in the form of stock, warrants or options. In addition, the amendment also provides that we will not solicit or hire the employees of our advisor or its affiliates during the term of the advisory agreement and for the one-year period thereafter. Subject to the approval of our board of directors, to the extent our advisor or its affiliates performs substantial services or incurs costs in connection with the internalization, we intend to pay our advisor or its affiliates for such services and reimburse our advisor and its affiliates for any and all costs and expenses reasonably associated with the internalization. Further, in the event the advisory agreement is terminated, our advisor and its affiliates will be paid all accrued and unpaid fees and expense reimbursements earned prior to the termination. However, we will not pay a separate internalization fee solely in connection with an internalization transaction.

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